S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 5-08

  April 30, 2008

PRESIDENT’S LETTER TO SHAREHOLDERS - “CHALLENGED BUT RESOLUTE”

2007 ANNUAL REPORT, ANNUAL GENERAL MEETING

To Our Shareholders,

“When the going gets tough … the tough get going!”  That’s part of what it takes to survive in our sector.  As many of you already appreciate, mineral exploration is a tough and challenging business, and we’ve experienced several new sides of this over the past year.

From cost management, to contractor delays, to staff shortages, we’re experiencing the same difficulties as many of our competitors.  This is not offered as an excuse, simply as a fact.  It is my opinion, and there are similar thoughts emanating from many in mining today, that our sector has been under funded, under supported, or should I say malnourished for a very long time.  Although metal prices have risen, and in some cases such as copper, by quite a bit, it is our belief that, for our sector to really prosper and flourish, the world is going to have to “pay up” and accept the fact that prices will need to go much higher to bring back equity and sustained growth to our businesses.

Yes gold has attained new all time price highs, but as you well know, even adjusted for the “suspect” official inflation calculations, gold would have to fly somewhere past $2,200 USD to match the 1980’s top.  We’ve come a long way, yet we have a long way to go, and that is why we remain resolute.  Many “financial type” pundits have called a top in commodities for some time now.  We in the field believe that they are very, very wrong.  Besides, the same types offered us “sub-prime” investments for our short-term cash deposits. We didn’t believe them then either and thus avoided a liquidity crisis which was unfortunately experienced by some others when they tried to redeem their invested funds.

Our phase I drilling campaign at the INCA project in Chile has been a substantial undertaking, and as we sort through the enormous volume of new information, while integrating it with the historic activities, we are gaining a fuller appreciation of the districts potential.  This is a big project that requires a steady and thorough effort to advance it to its fullest value.  Throughout the past year we have entertained several larger parties who have expressed strong interest in possibly joint-venturing the project with us.  This may be the best way to more rapidly advance INCA, but we will proceed carefully so we don’t rush into a deal that short changes us over the long term.  I’m sure there will be many more deliberations over the coming months as we methodically seek the most favorable opportunities.

With gold and silver demonstrating renewed vigor, our thoughts are frequently turning to the many quality targets at our Los Zorros project as well.  The passage of time has only increased our confidence in our exploration efforts there and we are determined to secure the resources to facilitate the advancement of both INCA and Los Zorros simultaneously.  We are part way to accomplishing this already as we continue to embrace our challenges and remain resolute in our exploration efforts.

Thank you very much for your continued interest and support.  We can’t succeed without you.

“Jeffrey Dahl”, President

The Annual General Meeting of SAMEX Mining Corp. will be held in the Crown A Room, Best Western Regency Inn & Conference Centre, 32110 Marshall Road, Abbotsford, British Columbia on Thursday, May 29, 2008 at 2:30 P.M.  In preparation, the meeting information circular along with the Company’s 2007 Annual Report and audited financial statements have been filed with regulatory agencies and are available for viewing at www.SEDAR.com.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.